February 5, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C. 20549

RE:	Quality Systems, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2012

Filed May 25, 2012

File No. 001-12537

Dear Mr. Gilmore:

Thank you for your letter dated January 31, 2013 addressed to Quality Systems, Inc. (“we”, “QSI” or the “Company”) setting forth comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the document listed above.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7. Management’s Discussion and Analysis for Financial Condition and Results of Operations

Contractual Obligations, page 65

1.	Please tell us what consideration was given to including contingent consideration obligations and unrecognized tax benefits within your contractual obligations table or in an accompanying note. Please refer to Section IV.A of SEC Release 33-8350 and footnote 46 thereto. For additional guidance, please see Section C of SEC Release 33-9144.

Company response:

In formulating its contractual obligations disclosure, the Company considered for inclusion all significant long-term obligations requiring settlement in cash. To date, the Company’s operating leases have represented the only significant category of such obligations.

The contingent consideration liability as of March 31, 2012 was comprised of contingent earnouts (“earnouts”) and purchase price holdbacks (“holdbacks”) related to acquisitions completed during the fiscal year ended March 31, 2012.

Pursuant to the terms contained within the respective purchase agreements, the earnouts and holdbacks are payable in cash, shares of QSI common stock or a combination of both. As of March 31, 2012, the aggregate of the earnout and holdback liabilities requiring cash settlement was $2.4 million, of which only $1.0 million was long-term. The Company determined that such amounts were not significant for disclosure purposes in light of: a) the Company’s $134 million of cash and cash equivalents and $183 million of working capital as of March 31, 2012, b) the Company’s Net cash provided from operating activities of $77 million for the fiscal year ended March 31, 2012, and c) the fact that the $1.0 million long-term component of the contingent consideration liability is less than 5 percent of the $25 million of total contractual obligations disclosed.

Regarding unrecognized tax benefits, the total amount of the unrecognized tax benefits was $0.4 million as of March 31, 2012. This balance is included within the current liability, Income taxes payable, and was also deemed to be not significant.

The Company will continue to monitor and assess its contingent consideration obligations, unrecognized tax benefits and other long-term liabilities requiring cash settlement for potential inclusion in the contractual obligations table in future filings with the Commission. To the extent the Company does not itemize a given category of such long-term obligations in its contractual obligations table in future filings, an explanatory footnote will be included with the contractual obligations table.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 77

2.	We note that the amounts presented for “tax benefit associated with stock options” and “excess tax benefit from share-based compensation” within cash flows from operating activities are the same for each period. Please explain in reasonable detail how you determined each of these amounts for the periods presented.

Company response:

The Company’s Cash flows from operating activities includes a cash outflow item captioned “Excess tax benefits from share-based compensation” which represents the difference between compensation expense recorded on the Company’s books and the tax deduction received by the Company from the exercise of stock options granted to employees. Historically, the Company has presented the corresponding impact on its current income tax payable as a separate item captioned “Tax benefit associated with stock options” within the Cash flows from operating activities section of its Consolidated Statements of Cash Flows.

Upon further consideration based on the Commission’s inquiry, the Company reassessed whether the amounts currently reflected within the caption “Tax benefit associated with stock options” should continue to be presented as a separate line-item or reflected within the caption related to cash flows from changes in income taxes payable. Based on such reassessment, the Company concluded that the latter alternative reflects the optimal presentation. Accordingly, the cash flow change amount currently itemized as Tax benefit associated with stock options should be combined into the amounts currently reported in the “Income taxes payable” caption of the Consolidated Statements of Cash Flows for the periods presented in the Company’s Form 10-K for the Fiscal Year Ended March 31, 2012.

By way of example, referencing the Consolidated Statements of Cash Flows for the fiscal year ended March 31, 2012, the change in cash flows reported in the Tax benefit associated with stock options caption and the Income taxes payable captions, respectively, were a cash inflow of $4.1 million and cash outflow of $3.5 million. The revised presentation would remove the Tax benefit associated with stock options caption and result in an Income taxes payable cash inflow of $0.6 million. Such change would have no net impact on the net Cash provided by operating activities of $76.8 million.

In the Company’s future filings, the Company will reflect this improved presentation in its Consolidated Statements of Cash Flows for all periods presented. Such change will have no impact on the total amount reported as Net cash provided by operating activities in any period.

***

In the instances indicated above, we believe that revisions in response to the Staff’s comments will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience.

If there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at (949-255-2600). In addition, you are welcome to contact James J. Sullivan, our General Counsel, at (949-255-2600).

Very truly yours,

QUALITY SYSTEMS, INC.

By:	/s/ PAUL A. HOLT
Name:	Paul A. Holt
Title:	Chief Financial Officer